UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008852

February 18, 2004

Christopher S. Stachowiak
Osborn Maledon
The Phoenix Plaza
21st Floor
2929 North Central Avenue
Phoenix, AZ 85012-2794

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/18/2004

Re: Poore Brothers, Inc.
Incoming letter dated January 20, 2004

Dear Mr. Stachowiak:

This is in response to your letter dated January 20, 2004 concerning the shareholder proposal submitted to Poore Brothers by Robert D. Morse. We also have received a response from the proponent dated January 29, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorsetown, NJ 08057-2717

944508

The Phoenix Plaza
21st Floor
2929 North Central Avenue
Phoenix, Arizona 85012-2794

P.O. Box 36379
Phoenix, Arizona 85067-6379

Telephone 602-640-9000
Facsimile 602-640-9050

OSBORN MALEDON
A PROFESSIONAL ASSOCIATION
ATTORNEYS AT LAW

www.osbornmaledon.com

Christopher S. Stachowiak

Direct Phone 602.640.9353
Direct Fax 602.664.2055

csstachowiak@omlaw.com

January 20, 2004

U.S.P.O. EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Poore Brothers, Inc. – Shareholder Proposal of Robert D. Morse

Dear Sir or Madam:

Poore Brothers, Inc., a Delaware corporation ("Poore Brothers"), has received a letter from Robert D. Morse containing a proposal for inclusion in Poore Brothers' 2004 Annual Meeting of Shareholders proxy materials (the "2004 Proxy Materials"). A copy of Mr. Morse's initial letter and subsequent correspondence is enclosed herewith. By copy of this letter, Poore Brothers notifies Mr. Morse of its intention to omit his proposal from the 2004 Proxy Materials pursuant to Securities and Exchange Commission ("Commission") Rule 14a-8(h)(3) ("Rule 14a-8(h)(3)") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because Mr. Morse and his authorized representatives failed to appear and present a previously submitted proposal at Poore Brothers' 2002 Annual Meeting of Shareholders without good cause. This letter constitutes Poore Brothers' statement of the reason for which it deems the omission to be proper.

On behalf of Poore Brothers, and in accordance with Commission Rule 14a-8(j) promulgated under the Exchange Act ("Rule 14a-8(j)"), we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs with our judgment that Mr. Morse's proposal may be omitted pursuant to Rule 14a-8(h)(3) or confirm that it will not recommend any enforcement action to the Commission if Mr. Morse's proposal is omitted. We have been advised by Poore Brothers as to the factual matters set forth herein.

1. The Proposal.

Mr. Morse's proposal provides:

"Management and Directors are requested to consider discontinuing all rights, options, SAR's and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for

> lesser Managers or employees whom are offered reasonable employee options or bonuses."

2. Reason for Omission.

A proponent of a shareholder proposal is required by Commission Rule 14a-8(h)(1) promulgated under the Exchange Act to attend the shareholder meeting to present the proposal, or alternatively to send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) states that if the proponent (or his or her qualified representative) fails to appear and present the proposal without good cause, the Company will be permitted to exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years.

Initially, Mr. Morse submitted a proposal to be considered by shareholders at Poore Brothers' 2002 annual meeting, and the proposal was included as Proposal 2 in Poore Brothers' definitive proxy materials for the 2002 meeting. Mr. Morse failed to appear at the 2002 meeting to present Proposal 2, and he did not send a qualified representative to present the proposal on his behalf. In August 2002, Mr. Morse submitted a proposal substantially similar to the proposal included in Poore Brothers' proxy materials for its 2002 annual meeting to be considered by shareholders at Poore Brothers' 2003 annual meeting. By letter dated January 8, 2003, Cobb & Eisenberg LLC, prior counsel to Poore Brothers, asked the Staff to confirm that it concurred with counsel's judgment that Mr. Morse's proposal could be omitted from Poore Brothers proxy materials for its 2003 annual meeting under Rule 14a-8(h)(3). The Staff issued a no-action letter dated February 21, 2003 to Poore Brothers with respect to such omission, and Poore Brothers does not believe that the current situation presents any new issues.

Mr. Morse's latest proposal for inclusion in proxy materials for Poore Brothers' 2004 annual meeting, which is the subject of this request, was initially set forth in a letter dated August 22, 2003, and "rephrased" by letter dated September 16, 2003. In the cover note to his September 16, 2003 letter, Mr. Morse made the following statement:

> "My contention that attendance to present at meeting is discriminatory, compared to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules."

The foregoing does not provide any substantive reasons for Mr. Morse's failure to appear or send a representative to Poore Brothers' 2002 annual meeting that were not previously considered by Poore Brothers and the Staff in its February 21, 2003 no-action letter, and the Company continues to believe that Mr. Morse has not shown good cause for such failure to appear. Accordingly, under Rule 14a-8(h)(3), Poore Brothers should be permitted to exclude any shareholder proposals submitted by Mr. Morse from its 2004 Proxy Materials. Please note that other companies have sought and received no-action letters from the Staff permitting exclusion of proposals submitted by Mr. Morse for inclusion in proxy materials for 2004 annual meetings under Rule 14a-8(h)(3), based on Mr. Morse's failure to appear and present at the 2002 annual meetings of such companies. See, e.g., Wm. Wrigley Jr. Company (December 5, 2003) and Avaya Inc. (November 14, 2003).

3. Conclusion.

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if Mr. Morse's proposal is omitted from the 2004 Proxy Materials. Should the Staff disagree with out conclusions regarding the omission of Mr. Morse's proposal, or should any additional information be desired in support of Poore Brothers' position, we would appreciate an opportunity to confer with the Staff concerning such matters.

In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter (including enclosures) and are sending a copy of this letter (including enclosures) to Mr. Morse. If you have any questions regarding the aspect of this request, please feel free to contact the undersigned at (602) 640-9353.

Please acknowledge receipt of the enclosed documents by date-stamping the enclosed copy of this letter and returning it in the envelope provided. We appreciate your attention to this request.

Very truly yours,

Christopher S. Stachowiak

CSS:rw
Enclosures

cc: Robert D. Moore (w/encl.)
Thomas W. Freeze (w/encl.)

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

September 16, 2003

Office Of The Secretary
Poore Brothers, Inc.
35400 South La Cometa Drive
Goodyear, AZ 85338

Dear Secretary:

I find it necessary to rephrase my Proposal and Reasoning, due to mis-undertanding that I only have one Proposal, the other wording, offering information to Shareowners does become confusing and does not conform to the Proposal.

Should the new format still need explaining, please contact me; first class mail is timely, or by e-mail There is ample time prior to printing the Proxy Material..

My contention that attendance to present at meeting is discriminatory, compared to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules.

Thank you for your interest.

Robert D. Morse
Robert D. Morse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: rdm609@att.net

September 16, 2003

Office Of The Secretary
Poore Brothers, Inc.
35400 South La Cometa Drive
Goodyear, AZ 85338

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's. and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500.000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it ! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

Robert D. Morse
Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation

WRITING TIME

Ever wonder how I have time to write ?
It is so easy, in the middle of night.
The house is quiet, 'cept for tick of clock,
With no disturbance, my mind can unblock.
It enables me to build a rhyme or two.
As a trickle of thought passes through.
It only takes time of a minute or more,
To print these words for you to explore.
There were no scratch-outs, the original shows,
And may bring a moment's pleasure, who knows ?

ODE TO ROSIE

BRIGHT EYE

I am usually aware of a bright eye,
That is an alert when I want to buy.
Sometimes getting attention makes one think,
Not everything is "As quick as a wink".
I sometimes sit on a barstool for long,
Awaiting the bartender to stroll along.
They have favorites most every place,
And pay little attention to a fresh face.
Finally I'm noticed, hear: "What will you have ?"
"Hi, I'm Rosie !" is not part of their jave.
Sometimes there is chatting over the phone,
While we sit quietly, waiting alone.
There is a happy ending, as you will see,
When a female has a bright eye for me.

COGNIZANT

Some people are "Lost" without their watch.
They are the ones we need to watch.
What they are saying is: "I'm confused".
And need direction to not be abused.
When I am driving, have no fear,
If I say: "I am cognizant", I am in full gear !

Robert Dennis Morse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
Aug. 22, 2003

Poore Brothers
35400 South La Cometa Drive
Goodyear, AZ 85338

Office of The Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider deleting all rights, options, SAR's. and severance payments to top Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable options bonuses.

REASONS:

It is noted that Shareowners are only allowed to make "requests" for Directors actions in this proposal, therefore the recourse is by voting "Against" when considering their election or re-election to office. Management is allowed to publish "reasons" to vote "Against", therefore this Proponent has the same privilege in their election or re-election requests.

"Abstain" is a non-vote and "Except" only a partial choice, if made to delete certain Nominees. Since most may be unknown to the majority of Shareowners, there is little accomplished in using that vote. Since about 1975, the States of DE,MD,NJ,NY, and VA have enacted laws, [Rules] which were accomplished after pressure from lobbyists which automatically guarantee that all Company offered nominees for Director will always be elected, there being only that number of names required, and there are no opponents. This is known as "Plurality" voting, a process whereby the ones receiving the greater amount of votes always are elected.. The word "Against" is deleted under the explanation that: "the shareowners might be confused into thinking that voting "Against", would win, when that is actually "unlawful" in those States of incorporation. Is this not a violation of the Constitution and/or The Bill of Rights ? Federal law should supercede State Law whenever conflicting.

Thank You, and please vote YES for this Proposal.

Robert D. Morse.

Robert D. Morse

hese rhymes are for stress relief
ot part of the presentation.

LISA LEARNED

I was introduced to a bartender named "Lisa" last night.
Just about leaving time, she confided her plight.
Her pre-employer lawyer suddenly appeared at her door;
Something that never occurred before.
This is a proceeding the Military holds clear,
When notifying relatives they lost someone dear.
He had stopped by to leave her know
In gentle words, that he must let her go.
She may reply to his story of regret,
And he will keep her in mind, you can bet !

Robert Dennis Morse
8-16-03 10 Min.

SPENDTHRIFT

Let's talk about a two faced word:
One of the oddest you ever heard.
All of us know what it is to spend,
But give a thought to the other end.
When one parts with their money,
Calling it "thrift" is to be a dummy.

3 min. 12:45AM 7-7-93

I'LL BET

"I bet your Mother persisted, day and night,
In teaching your manner of being so polite !"
"Well, what do you say about my Dad ?"
"He kept busy too, keeping up your Pad !"

Robert Dennis Morse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
E-mail: rdm609@att.net
January 29, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Poore Brothers, Inc.
Letter from Osborn-Maledon
Jan.20, 2004 re-sent via FedEx
after non-delivery via US Postal
Service and rec'd today.

Ladies and Gentlemen:

In response to letter signed by Christopher S. Stachowiak, I first must quote my previous statement he has printed on Page 2, Par. 4, and then his statement **:**

> "My contention that attendance to present at meeting is discriminatory, compared to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules"

The following, Par. 5 statement starts:

> "The foregoing does not provide any substantive reasons for Mr. Morse's failure to appear, etc, etc"

RESPONSE:

Anyone capable of becoming a Corporate Official or pass Bar exams is also capable of interpreting my statement as a "substantive" reason, in that it is obvious a Proponent must provide own transportation and possibly lodging for themselves, while The Nominees and Management use Corporate Funds, there rarely or never being a statement in a Proxy saying otherwise. Therefore, it is discriminatory against a Proponent, the effect of an obligation to attend to comply with the stated "Rules".

I have also previously stated there is no real reason to attend and present in that it is only repetitive; shareowners are constantly invited to return voting cards <u>prior</u> to the meeting and the majority [of shareowners to listen] do not generally attend. I have further presented evidence that Proponents have been limited to as little as 3 minutes to present. Therefore, I ask again: "Can the S.E.C. prove that this is not discriminatory, in their determination to enforce an unequal Rule ?" NO NEED TO QUOTE COURT REMEDY AS USUAL INFORMATION, REMBERING "NATIONAL PAPERWORK REDUCTION ACT "

I am enclosing "Pretty Maid" as an exhibit of misinterpretation, an ongoing problem, and sometimes intentional to achieve one's goal.

Additionally, "Reading Lesson" to present a picture of seeing something that isn't there.

I am not intending to fault anyone, only to achieve a fair and level presentation.

6 copies to the S.E.C.
2 copies for Poore Brothers
and Osborn/Maledon
Rhymes are for Stress Relief.
They occur as a "Gift".

Sincerely,

Robert D. Morse
Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation

BEGINNER'S LESSON **[ONLY EXHIBIT]**

This is a cat.
This cat is black.
Did someone say: "Scat ?"
This is where it sat.
Did you see that ?
My Friend, be aware,
You are seeing what's not there !

Robert Dennis Morse

AMMENDED

I just sent in an amended return;
One might think I had money to burn.
However, I am just not that clever,
But want to keep paying up, ever.
I totaled things up too late at night,
That's what got me in this plight.
Wonder why I gladly pay my tax,
Even though it has been lax ?
As long as the money keeps inflowing,
I am able to pay all that's owing.

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation

DIMPLING DUMPLING

Dimpling, Dumpling, my son John
Went to bed with his stockings on.
He had to be bold, for his feet were so cold
He'd be freezing his brother, Ron!

PRETTY MAID **[ONLY EXHIBIT]**

"Where are you going, my pretty Maid?"
"Kind Sir, I am going to Market,"she say'd.
"Well, if you are going to mark it, that would be a pity,
For you would be writing the very first graffiti!"

JACK BE NIMBLE

Jack be nimble, Jack be quick;
Jack stop pestering the candlestick!
And Jack, you're eating? ICK!

THE FARMER IN THE DELL

Sing:
The farmer in the dell,
The farmer in the dell;
He looked about and around,
And liked what he found,
So, he sat himself down
For a spell.

OLE KING COLE

Ole King Cole
Was a merry ole soul,
And never a person would sass
But it did him no good
For it was in the wood;
He's been replaced
By oil and gas!

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Poore Brothers, Inc.
Incoming letter dated January 20, 2004

The proposal relates to the discontinuing all rights, options, and SAR's, and severance payments.

There appears to be some basis for your view that Poore Brothers may exclude the proposal under rule 14a-8(h)(3). We note your representation that Poore Brothers included the proponent's proposal in its proxy statement for its 2002 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Poore Brothers omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Grace K. Lee
Special Counsel